Exhibit 99.3
WNS (HOLDINGS) LIMITED
PROXY STATEMENT
EXTRAORDINARY GENERAL MEETING
To be Held on November 22, 2011
This Proxy Statement is furnished in connection with the solicitation by the Board of Directors (the “Board” or the “Board of Directors”) of WNS (Holdings) Limited, a company incorporated in Jersey, Channel Islands (the “Company” or “WNS”), of proxies for voting at the Company’s Extraordinary General Meeting of Shareholders (the “Extraordinary General Meeting”) to be held on Tuesday, November 22, 2011, at 11.00 a.m (Jersey time), at the registered office of the Company located at Queensway House, Hilgrove Street, St Helier, Jersey JE1 1ES, Channel Islands, or any adjournments thereof, for the purposes summarized in the accompanying Notice of Extraordinary General Meeting and described in more detail in this Proxy Statement.
Shareholders Entitled to Notice of and to Vote at the Extraordinary General Meeting
The Board has fixed the close of business on October 18, 2011 as the date for determining those holders of ordinary shares (collectively, the “Shareholders”) who will be entitled to notice of and to vote at the Extraordinary General Meeting. Copies of the Notice of Extraordinary General Meeting, this Proxy Statement, and the accompanying Form of Proxy appointing a proxy or proxies, were first mailed to Shareholders on or about October 21, 2011. Shareholders are advised to read this Proxy Statement carefully prior to returning their Form of Proxy.
A Shareholder is a person whose name appears on our Register of Members as a holder of our ordinary shares.
At the close of business on September 30, 2011, there were 44,603,519 ordinary shares issued and outstanding.
Quorum
No business may be transacted at any general meeting unless a quorum of Shareholders entitled to vote at the meeting is present. Pursuant to the Articles of Association of the Company, the quorum for the holding of general meetings is not less than two Shareholders present in person or by proxy holding ordinary shares conferring not less than one-third of the total voting rights. If a quorum is not present, the Extraordinary General Meeting will be adjourned to 11.00 am (Jersey time) on November 29, 2011 at Queensway House, Hilgrove Street, St Helier, Jersey JE1 1ES, Channel Islands.

Proxies
To be valid, the instrument appointing a proxy or proxies, and any power of attorney or other authority (e.g. board minutes) under which it is signed (or a notarized copy of any such power or authority), must be deposited at the registered office of the Company (c/o Computershare Company Secretarial Services (Jersey) Limited at Queensway House, Hilgrove Street, St Helier, Jersey JE1 1ES, Channel Islands (attention: Sheena Toudic)) not less than 48 hours before the time appointed for the holding of the Extraordinary General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote. A proxy need not be a Shareholder. Shareholders may appoint any member of the Board or any other person as their proxy. The appointment of a proxy will not prevent a Shareholder from subsequently attending and voting at the meeting in person.
A Shareholder may appoint more than one person to act as his proxy and each such person shall act as proxy for the Shareholder for the number of ordinary shares specified in the instrument appointing the person as proxy. If a Shareholder appoints more than one person to act as his proxy, each instrument appointing a proxy shall specify the number of ordinary shares held by the Shareholder for which the relevant person is appointed his proxy. Each duly appointed proxy has the same rights as the Shareholder by whom he was appointed to speak at a meeting and vote at a meeting in respect of the number of ordinary shares held by the Shareholder for which he was appointed as proxy.
A proxy may be revoked by: (i) giving the Company notice in writing deposited at the Company’s Registered office (c/o Computershare Company Secretarial Services (Jersey) Limited at Queensway House, Hilgrove Street, St Helier, Jersey JE1 1ES, Channel Islands (attention: Sheena Toudic)) before the commencement of the Extraordinary General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote; (ii) depositing a new Form of Proxy with the Company Secretary before the commencement of the Extraordinary General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote (although it should be noted that the new Form of Proxy will only be a valid proxy, as opposed to being capable of revoking an earlier Form of Proxy, if deposited not less than 48 hours before the time appointed for the Extraordinary General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote); or (iii) the shareholder attending in person and voting on a poll. No instrument appointing a proxy shall be revoked by the appointing Shareholder attending and participating in a meeting, unless the appointing Shareholder votes on a poll at the meeting in respect of the ordinary shares for which the relevant proxy is appointed his proxy.

Voting
On a show of hands, every Shareholder present in person or by proxy shall have one vote and on a poll, every Shareholder present in person or by proxy shall have one vote for each ordinary share held or represented. On a poll, a Shareholder entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way. A resolution put to the vote of Shareholders at the Extraordinary General Meeting will be decided on a show of hands unless a poll is demanded by the Chairman of the Extraordinary General Meeting or a Shareholder present in person or by proxy and entitled to vote at the Extraordinary General Meeting. In the case of joint holders only one of them may vote and in the absence of election as to who is to vote, the vote of the holder whose name appears first in order in the Register of Members, whether in person or by proxy will be accepted to the exclusion of the votes of the other joint holders.
Ordinary shares represented by a duly executed instrument appointing a proxy or proxies that is deposited with the Company at its registered office (at least 48 hours before the time appointed for the Extraordinary General Meeting) will be voted at the Extraordinary General Meeting in accordance with Shareholders’ instructions contained in such instrument.
The resolution is proposed as a special resolution. On a show of hands, the special resolution to be proposed at the Extraordinary General Meeting will be duly passed by the affirmative vote of a majority of not less than two thirds of Shareholders present in person or by proxy and voting at the Extraordinary General Meeting. If a poll is demanded in the manner described above, the special resolution to be proposed at the Extraordinary General Meeting for which voting by poll is demanded will be duly passed by the affirmative vote of a majority of not less than two thirds of votes cast at the Extraordinary General Meeting for each ordinary share held or represented, with each Shareholder present in person or by proxy having one vote for each ordinary share held or represented. In the event of an equality of votes, whether upon a show of hands or on a poll, the Chairman of the Extraordinary General Meeting shall not be entitled to a second or casting vote.
Cost of Soliciting Proxies
The entire cost of the solicitation of proxies for the Extraordinary General Meeting will be borne by WNS.
In this Proxy Statement, references to “£” and pence refer to the currency of the United Kingdom.
SUMMARY OF PROPOSAL
At the Extraordinary General Meeting, Shareholders will be requested to vote on the proposal to increase the authorised share capital of the Company.

PROPOSAL
THAT the authorised share capital of the Company be and hereby is increased from £5,100,000, divided into 50,000,000 ordinary shares of 10 pence each and 1,000,000 preferred shares of 10 pence each, to £6,100,000, divided into 60,000,000 ordinary shares of 10 pence each and 1,000,000 preferred shares of 10 pence each, by the creation of 10,000,000 additional ordinary shares of 10 pence each and that the Company’s memorandum of association be amended accordingly.
General
Currently, the Company’s authorized share capital is £5,100,000 divided into 50,000,000 ordinary shares of 10 pence each and 1,000,000 preferred shares of 10 pence each. As at September 30, 2011, the issued share capital of the Company is £4,460,351.90 divided into 44,603,519 ordinary shares of 10 pence each, with a share capital of £639,648.1 remaining unissued. We are therefore proposing that the Company’s authorized share capital be increased to £6,100,000.
The proposed increase in the Company’s authorized share capital would benefit the Company in numerous ways, enabling the Board of Directors to cater to the funding needs of the business by issuing additional ordinary shares to take advantage of market opportunities.
Unless otherwise required by applicable law or regulation, all authorized but unissued ordinary shares will be issuable, without any further authorization by the Shareholders, on the terms and for such consideration as our Board of Directors may determine. We do not expect that Shareholder approval will be sought, unless required by applicable law, regulation or exchange listing standard as a condition to the issuance of ordinary shares in any particular transaction.
Any issuance of additional ordinary shares could have the effect of diluting the earnings per share and book value per share of existing ordinary shares, and such additional ordinary shares could be used to dilute the share ownership of a person seeking to obtain control of the Company. Ordinary shareholders of the Company do not have pre-emptive rights to subscribe to additional securities that the Company may issue, which means that current shareholders do not have a prior right to purchase any new issue of shares in order to maintain their proportionate ownership.
The Board recommends a vote “FOR” the resolution to increase the authorised share capital of the Company from £5,100,000 to £6,100,000 by the creation of 10,000,000 additional ordinary shares of 10 pence each and that the Company’s memorandum of association be amended accordingly.
OTHER BUSINESS
The Board does not presently intend to bring any other business before the Extraordinary General Meeting, and so far as is known to the Board, no matters will be brought before the Extraordinary General Meeting except as is specified in this Proxy Statement. As to any business that may properly come before the Extraordinary General Meeting, however, it is intended that proxies, in the form enclosed, will be voted in respect thereof in accordance with the judgment of those persons voting such proxies.

INCORPORATION BY REFERENCE
The SEC allows the Company to “incorporate by reference” into this Proxy Statement the information in documents the Company files with or submits to the SEC. This means that the Company can disclose important information to you by referring you to those documents. Each document incorporated by reference is current only as of the date of such document, and the incorporation by reference of such documents shall not create any implication that there has been no change in the Company’s affairs since the date thereof or that the information contained therein is current as of any time subsequent to its date. The information incorporated by reference is considered to be a part of this Proxy Statement and should be read with the same care. When the Company updates the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this Proxy Statement is considered to be automatically updated and superseded. In other words, in the case of a conflict or inconsistency between information contained in this Proxy Statement and information incorporated by reference into this Proxy Statement, you should rely on the information contained in the document that was filed later. The Company incorporates by reference the documents listed below and any future filings or submissions that it makes with the SEC (except for our future submissions on Form 6-K which will only be incorporated by reference into this document if it states in such submissions that they are being incorporated by reference into this Proxy Statement) after the date of this Proxy Statement and before the date of this Extraordinary General Meeting:
1.	The Company’s annual report on Form 20-F (File No. 001-32945) for the fiscal year ended March 31, 2011 filed with the SEC on April 29, 2011; and
2.
The Company’s report on Form 6-K (File No. 001-32945), containing its unaudited condensed consolidated financial statements as of June 30, 2011 and for the three months ended June 30, 2011 and 2010, submitted to the SEC on July 21, 2011.

The Company will provide, without charge, at the written or oral request of anyone, including any beneficial owner, to whom this Proxy Statement is delivered, copies of the documents incorporated by reference in this Proxy Statement, other than exhibits to those documents which are not specifically incorporated by reference. Requests should be directed to: WNS (Holdings) Limited, Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli (W), Mumbai 400 079, India, Attention: Ronald D’Mello; telephone number: +91 22 40952633.
The Company’s SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You also may read and copy any document the Company files at the SEC’s Public Reference Room at 100F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the SEC’s Public Reference Room in Washington, D.C.

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